Supernova Partners Acquisition Co II, Ltd.

4301 50th Street NW

Suite 300 PMB 1044

Washington, D.C. 20016

January 28, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ryan Rohn, Senior Staff Accountant

Stephen Krikorian, Accounting Branch Chief

Priscilla Dao, Staff Attorney

Joshua Shainess, Legal Branch Chief

Re:	Supernova Partners Acquisition Co II, Ltd.

Amendment No. 2 to Registration Statement on Form S-4

Filed on January 14, 2022

File No. 333-260692

To the addressees set forth above:

This letter sets forth the responses of Supernova Partners Acquisition Co II, Ltd. (the “Company,” “we,” “our” and “us”) to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated January 19, 2022 (the “Comment Letter”) relating to Registration Statement on Form S-4 filed on November 3, 2021, as amended on December 20, 2021 and as further amended on January 14, 2022 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement (“Amendment No. 3”) which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 3 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the proxy statement/consent solicitation statement/prospectus included in Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 3.

Background of the Transactions, page 143

1.

The statement on page 152 that the parties amended the Merger Agreement “to permit the shares of New Rigetti Common Stock to trade on the NYSE” appears to conflict with your other disclosure that you intend to seek a listing of New Rigetti shares on the Nasdaq. Please revise or advise.

January 28, 2022

Response: The Company has revised the Registration Statement to clarify that we are seeking to list New Rigetti shares on the Nasdaq. Please see page 153 of Amendment No. 3.

General

2.

We note the slides in Rigetti’s investor presentation dated January 10, 2022 titled “positioned for explosive revenue growth” and “rapidly increasing revenue per customer and system.” These assertions and the use of prospective financial information in investor presentations appear to contradict statements in the registration statement indicating that Rigetti does not as a matter of course make public projections and that the prospective financial information is disclosed because Rigetti prepared such information for the consideration of Supernova’s Board and financial advisors. With a view toward revised disclosure, please tell us if the prospective financial information was prepared in part for marketing purposes or to influence investor decisions. In this respect, we note additional assertions in the investor presentation such as “highly attractive opportunity to invest at the inflection point” and “1,152M post-money enterprise value based on 1.9x 2026E revenue of 594M.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 156 of Amendment No. 3. The Company respectfully advises the Staff that the slides included in the investor presentation dated January 10, 2022 (the “January Presentation”), including the prospective financial information and specific assertions noted in the Staff’s comment, are, except as described below, the same as the slides in the investor presentation dated October 6, 2021 (the “October Presentation”). The October Presentation was furnished on a Current Report on Form 8-K and filed as soliciting material pursuant to Rule 425 and Rule 14a-12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the announcement of the business combination (the “Business Combination”) between the Company and Rigetti Holdings, Inc. (“Rigetti”). The prospective financial information was prepared for purposes of the Supernova management team’s diligence of the Rigetti business and its growth opportunity as well as the Supernova Board’s evaluation of the Business Combination in connection with approving the Business Combination and recommending it to the Supernova shareholders for approval. The prospective financial information was also shared with potential investors in connection with the Company’s confidential private placement of public equities (“PIPE Financing”). The information in the October Presentation, including the prospective financial information, was made publicly available pursuant to the contractual obligation set forth in Section 7 of the PIPE Financing subscription agreements, which required the Company to publicly disclose all material non-public information that it had shared with investors during the PIPE Financing process.

January 28, 2022

On January 10, 2022, Rigetti attended the 24th Annual Needham Growth Conference (the “Needham Conference”) and presented the January Presentation for the purpose of familiarizing the conference participants with Rigetti. Rigetti did not attend the Needham Conference for the purpose of soliciting votes from the Company’s shareholders in favor of the Business Combination. As noted above, the January Presentation was the same as the October Presentation, except for the following (page references are to the January Presentation):

•	Slides 2-3 of 45: Updated to reflect filing of Registration Statement and conforming changes based on the Registration Statement;

•	Slide 4 of 45: Updated number of patents from 116 to 130;

•	Slide 21 of 45: Revised graphic from “In development 80+Q” to “80Q”;

•	Slide 26 of 45: Added logos of new partners Azure and Deloitte;

•	Slide 30 of 45: Added logo of new partner Azure;

•	Slide 32 of 45: Removed 2021E given fiscal year was completed and revised “Revenue CAGR: 140%” from “2021-2026” to “2022-2026”;

•

Slide 34 of 45: Updated fourth bullet point under Transaction Overview to reflect additional PIPE of $45 million; Sources and Uses, Pro forma valuation and pro forma illustrated ownership breakdown each updated to reflect additional PIPE;

•	Slides 38-43 of 45: Added new slides to reflect business updates and new partnerships;

•	Slides 44-45 of 45: Updated risk factors to conform to risk factors included in the Registration Statement; and

•

Excluded Slides 4, 22-23, 39-40 and the Appendix from the October Presentation because Rigetti wished to present a more streamlined presentation at the Needham Conference focused primarily on the business and updates.

As is market practice, the Company filed the entire January Presentation to comply with Rule 425 and Rule 14a-12 of the Exchange Act instead of filing only the specific slides that reflected updates or additions to the slides previously publicly disclosed in the October Presentation (as set forth in the bullet point list above). Rigetti included the prospective financial information from the October Presentation in the January Presentation because Rigetti believed that the assumptions underlying the prospective financial information remained accurate as of the date of the January Presentation and that the exclusion of the prospective financial information would raise

January 28, 2022

unnecessary doubts and concerns among Supernova shareholders and the PIPE Financing investors. As previously discussed, the prospective financial information included in the January Presentation was not prepared for the purpose of either the October Presentation or January Presentation.

* * *

We hope the foregoing answers are responsive to your comments. Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson and Patrick H. Shannon of Latham & Watkins LLP, at (713) 546-7420 or (202) 637-1028, respectively.

Very truly yours, Supernova Partners Acquisition Co II, Ltd.

By:	/s/ Michael Clifton
Name: Michael Clifton Title: Chief Financial Officer

cc:	Robert D. Reid, Supernova Partners Acquisition Co II, Ltd.

Chad Rigetti, Rigetti Holdings, Inc.

Taryn Naidu, Rigetti Holdings, Inc.

Ryan J. Maierson, Latham & Watkins LLP

Patrick H. Shannon, Latham & Watkins LLP

Adam Dinow, Cooley LLP

Rupa Briggs, Cooley LLP

David Silverman, Cooley LLP